Exhibit 2.2

AMENDMENT TO COMBINATION AGREEMENT

THIS AMENDMENT, dated as of November 6, 2015 (this “Amendment”), to the Combination Agreement, dated as of August 6, 2015 (the “Combination Agreement”), by and among CF Industries Holdings, Inc., a Delaware corporation (“Cambridge”), Darwin Holdings Limited, a private company limited by shares incorporated under the law of England (“Holdco”), Beagle Merger Company LLC, a Delaware limited liability company and wholly-owned, direct or indirect, subsidiary of Holdco (“MergerCo”) and OCI N.V., a public company with limited liability (naamloze vennootschap) incorporated under the law of the Netherlands (“Oxford”). Each of Cambridge, Oxford, Holdco and MergerCo are referred to herein as a “Party” and together the “Parties”. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Combination Agreement.

W I T N E S S E T H :

WHEREAS, Cambridge, Holdco, MergerCo and Oxford entered into the Combination Agreement; and

WHEREAS, pursuant to Section 12.7 of the Combination Agreement, Cambridge, Holdco, MergerCo and Oxford desire to amend certain terms of the Combination Agreement, as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing promises and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, and subject to the terms and conditions hereof, the Parties agree as follows:

1.                                      The fifth Recital is hereby amended and restated in its entirety to read as follows:

WHEREAS, subject to the terms and conditions set forth herein, Oxford desires to convey to Cambridge (or its designee), and Cambridge desires to acquire, or cause its designee to acquire, from Oxford’s Subsidiary Oxford Chem 2, at the Closing and immediately before the Effective Time, shares representing forty five percent (45%) of the Capital Stock of Firewater One (the “Cambridge-Purchased Equity Interests” and together with the Holdco-Purchased Equity Interests, the “Purchased Equity Interests”) in exchange for consideration consisting of a specified amount of cash payable by Cambridge to Oxford (the “Stock Sale”);

2.                                      Section 1.2(a) is hereby amended and restated in its entirety to read as follows:

a number of shares of Holdco Common Stock in an amount equal to (i) the product of (A) (1) the number of shares of Cambridge Common Stock issued and outstanding as of immediately prior to the Effective Time plus without duplication (2) the number of shares of Cambridge Common Stock subject to, underlying or issuable in connection with the vesting, settlement or exercise of all Cambridge Stock Awards as of immediately prior to the Effective Time (determined using the treasury stock method) multiplied by (B) a fraction, the numerator of which is two hundred fifty-six (256) and the denominator of which is seven hundred forty-four (744) less (ii) the Convertible Bond Share Reduction Amount (the “Base Share Consideration”); and

3.                                      Section 1.2(b) is hereby amended and restated in its entirety to read as follows:

an amount in cash equal to seven hundred million dollars ($700,000,000) minus the Estimated Net Intercompany Payable and the Estimated Target Company Excess Net Debt (the “Election Consideration”); provided, however, that at the written election of Cambridge (the “Stock Election”) delivered to Oxford prior to the Closing Date (it being understood that the Parties will consult in good faith regarding the delivery of any notice of Stock Election), Cambridge may elect to pay in the form of Holdco Common Stock such portion of the Election Consideration (the “Election Amount”) as Cambridge shall determine in good faith, after prior consultation with Oxford, to be reasonably necessary to be paid in the form of Holdco Common Stock in order to satisfy the conditions to Closing set forth in Article X and maintain the investment grade rating of Cambridge’s outstanding Indebtedness, in which case, the Election Consideration shall consist of:

(i)                                     an amount in cash equal to seven hundred million dollars ($700,000,000) minus (A) the Estimated Net Intercompany Payable minus (B) the Estimated Target Company Excess Net Debt minus (C) the Election Amount (the cash contemplated by this clause (i), the “Holdco Cash Consideration”); and

(ii)                                  a number of shares of Holdco Common Stock in an amount equal to (A) the Election Amount divided by (B) the Cambridge Average Price (the shares of Holdco Common Stock contemplated by this clause (ii), the “Additional Share Consideration”).

4.                                      The reference in Section 1.4(b)(ii) to “Cambridge Equity Rights” is hereby amended and restated to read as follows:

Cambridge Stock Awards

5.                                      Section 1.5 is hereby amended and restated in its entirety to read as follows:

No fractional shares of Holdco Common Stock shall be distributed in connection with the Distribution. Notwithstanding any other provision of this Agreement, each holder of ordinary shares of Oxford who would otherwise have been entitled to receive a fraction of a share of Holdco Common Stock (after aggregating all shares represented by certificates (or, if applicable, book-entry shares) of such holder) shall receive, in lieu thereof, cash (without interest) in an amount determined by multiplying (i) the closing price of Cambridge Common Stock reported on the New York Stock Exchange on the trading day immediately preceding the Closing Date, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Holdco Common Stock to which such holder would otherwise have been entitled (the “Fractional Share Cash Amount”).  No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Holdco Common Stock.

6.                                      Section 5.3(a)(ii) is hereby amended and restated in its entirety to read as follows:

three million eight hundred forty seven thousand two hundred seventy eight (3,847,278) shares of Cambridge Common Stock reserved for issuance upon either the exercise of outstanding Cambridge Stock Options or the vesting, settlement or exercise, as applicable, of outstanding Cambridge Equity Rights,

7.                                      Section 7.1(b)(14) is hereby amended and restated in its entirety to read as follows:

shall cause the Target Companies not to create, incur, guarantee or assume any Indebtedness (other than intercompany Indebtedness solely among Target Companies), or issue or sell any debt securities or warrants or rights to acquire any of their debt securities or guarantee any debt securities of others, in each case other than (A) in connection with the refinancing of any Indebtedness of Oxford Nitrogen existing on the date of this Agreement (which refinancing shall be able to be repaid at the Closing, without delay, and shall neither (1) increase the amount of Indebtedness of Oxford Nitrogen by more than $250 million nor (2) impose any cost, penalty or premium on the prepayment of such Indebtedness unless Oxford agrees to bear the full amount of such cost, penalty or premium), (B) other Indebtedness in an amount not to exceed $250 million less the amount of any increase in the amount of Indebtedness of Oxford Nitrogen permitted in accordance with clause (14)(1) above in the aggregate (which Indebtedness shall be able to be repaid at the Closing, without delay, and shall not impose any cost, penalty or premium on the prepayment of such Indebtedness unless Oxford agrees to bear the full amount of such cost, penalty or premium) or (C) with respect to Natgasoline, the “Project Financing” contemplated by the Firewater One Term Sheet; provided that in no event shall Oxford cause or permit any of the Target Companies to incur Indebtedness pursuant to the foregoing clauses (A) and (B) to the extent any such incurrence would reasonably be expected to result in the failure of the condition set forth in Section 10.2(f);

8.                                      Section 7.6(c)(iii) is hereby amended and restated in its entirety to read as follows:

such interim unaudited financial statements of the Target Companies required to be included in the Proxy Statement and Form S-4, which, for the avoidance of doubt, shall include providing interim unaudited financial statements of the Target Companies as of and for the six months ending June 30, 2015 no later than November 5, 2015 or, if available prior to such date, when they become available (the interim financial statements in this Section 7.6(c)(iii), the “Business Interim Financial Statements”); and

Clauses (i) and (ii) of Section 7.6(c) are hereby amended by replacing the references therein to November 30 with references to November 5.

9.                                      The final sentence of Section 7.6(c) is hereby amended and restated to read as follows:

The Business Audited Financial Statements, Business Interim Financial Statements and the other information provided pursuant to this Section 7.6(c) shall be prepared in accordance with IFRS-IASB, except that the financial information required to be provided in connection with the preparation of pro forma financial statements of Cambridge or Holdco shall be prepared in accordance with GAAP.

10.                               Section 7.6(e) is hereby amended and restated in its entirety to read as follows:

Oxford shall, as promptly as reasonably practicable, prepare a notice together with a shareholders circular (together with any supplement or amendment thereto, the “Oxford Notice”) relating to the meeting of Oxford’s stockholders to be held for the purpose of obtaining the Oxford Stockholder Approval (such meeting, the “Oxford Stockholder Meeting”) in accordance and in compliance with Dutch Laws and the Oxford Articles of Association (including the rules of Euronext Amsterdam). Each of the Parties will cooperate in the preparation of the Oxford Notice. Prior to mailing or otherwise making available to Oxford’s stockholders the Oxford Notice (or any amendment or supplement thereto), Oxford shall provide Cambridge with a reasonable opportunity to review and comment on the Oxford Notice and all documents attached thereto. As promptly as reasonably practicable following the date on which the Form S-4 is declared effective, but subject to Section 7.6(g), Oxford shall take all action in accordance with Dutch Laws and the Oxford Articles of

Association necessary to establish a record date for, duly call, give notice of, convene and hold the Oxford Stockholder Meeting as soon as reasonably practical for purposes of seeking the Oxford Stockholder Approval. Oxford may postpone the Oxford Stockholder Meeting only to the extent necessary to ensure that any supplement or amendment to the Oxford Notice that it determines in good faith is required by applicable Laws to be disseminated to its stockholders is so disseminated (it being understood that, pursuant to Dutch Law, any such postponement may require Oxford to cancel, establish a new record date for, duly call, give notice anew of, convene and hold the Oxford Stockholder Meeting). Except as expressly permitted by Section 7.4, Oxford shall include the Oxford Board Recommendation in the Oxford Notice and solicit and use reasonable best efforts to obtain the Oxford Stockholder Approval at the Oxford Stockholder Meeting. For the avoidance of doubt, Oxford shall not be required to hold the Oxford Stockholder Meeting if this Agreement is validly terminated in accordance with Article XI.  Oxford shall be solely responsible for all filing fees and printing and mailing expenses incurred by or on behalf of Oxford in connection with the Oxford Notice.

11.                               Section 7.11 is hereby amended and restated in its entirety to read as follows:

Holdco acknowledges that coverage for the Target Companies under the insurance policies listed on Section 7.11 of the Oxford Disclosure Letter will cease as of the Closing Date. Following the Closing, Oxford agrees to cooperate with Holdco and the Target Companies in making claims under such insurance policies with respect to material occurrences, accidents, incidents or claims regarding the Target Companies that occurred between the date of this Agreement and prior to the Closing Date, and shall use its commercially reasonable efforts to obtain and remit promptly any recoveries (net of any expenses, incurred in obtaining such recoveries, including collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums) under such insurance policies with respect thereto, to the extent actually received by any Oxford Company, to Holdco; provided that the foregoing shall not apply with respect to claims under any such policies to the extent such claims relate to any interruption in the business of the Target Companies, except OCI Fertilizer International B.V. and its Subsidiaries (other than OCI Fertilizer Trading Limited, OCI Fertilizer Trade & Supply B.V. and OCI Trade Holding B.V.), prior to the Closing.  Following the Closing, Holdco shall, and shall cause its Subsidiaries (including the Target Companies) to, use commercially reasonable efforts to obtain and remit promptly any recoveries (net of any expenses incurred in obtaining such recoveries, including collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums, and net of any portion of such recoveries attributable to the reasonable cost of maintenance during the period of interruption (including those required by Section 7.1(a)(y))) under such insurance policies with respect to claims relating to any interruption in the business of the Target Companies, except OCI Fertilizer International B.V. and its Subsidiaries (other than OCI Fertilizer Trading Limited, OCI Fertilizer Trade & Supply B.V. and OCI Trade Holding B.V.), prior to the Closing, to the extent actually received by Holdco or any of its Subsidiaries (including the Target Companies), to Oxford or Oxford’s designee.

12.                               Section 7.14(b) is hereby amended and restated in its entirety to read as follows:

After the date of the filing of the Form S-4, Oxford will furnish to Cambridge as soon as available and in any event (x) within forty (40) calendar days after the end of each calendar quarter (other than the last quarter of the year) which ends prior to the Closing Date, an unaudited combined balance sheet of the Target Companies as of the end of that fiscal quarter and the related unaudited statements of income, and in the case of the second quarter only, the related unaudited statements of cash flows, for that fiscal quarter and for the interim period ending as of that fiscal quarter, in each case (i) setting forth in comparative form the figures for the corresponding portion of the Target Companies’ previous fiscal year and (ii) prepared in accordance with IFRS-IASB, it being understood that such quarterly financial statements for the first and third quarters of the year need not be reviewed by the auditors of the Target Companies unless otherwise required for purposes of any such financial statements to be provided under Section 7.6(c), Section 7.14(a) or Section 7.16 and (y) within forty (40) calendar days after the end of each calendar quarter (other than the last quarter of the year) which ends prior to the Closing Date the information, including financial information prepared in accordance with GAAP, necessary for Cambridge and Holdco to prepare pro forma financial statements in accordance with Regulation S-X of the SEC as of the end of that fiscal quarter and for such interim period and corresponding portion of the previous year. Oxford will furnish to Cambridge as soon as available and in any event within eighty-five (85) calendar days after the end of each calendar year which ends prior to the Closing Date, an audited combined balance sheet of the Target Companies as of the end of that fiscal year and the related audited statements of income and cash flows for that fiscal year and for the Target Companies’ prior fiscal year prepared in accordance with IFRS-IASB, together with the information, including financial information prepared in accordance with GAAP, necessary for Cambridge and Holdco to prepare pro forma financial statements in accordance with Regulation S-X of the SEC as of the end of that fiscal year and for such fiscal year and the prior year.

13.                               Section 7.16(c)(i) is hereby amended and restated in its entirety to read as follows:

furnishing Cambridge and the Financing Sources and their respective Representatives with (A) all historical financial information regarding the Business, Oxford and the Target Companies reasonably requested by Cambridge or the Financing Sources in order to market and consummate the Financing, including the historical financial statements required to be delivered pursuant to the Commitment Letter (in which, for purposes of this Section 7.16, the term “IFRS” shall be deemed to mean IFRS-IASB), and the information necessary for Cambridge to prepare pro forma financial statements required to be delivered pursuant to the Commitment Letter (in each case as in effect on the date hereof, or any similar provisions pursuant to any amendments to the Commitment Letter in a manner not prohibited by Section 7.16(a) or Section 7.16(b) or pursuant to any Alternative Financing) (provided that Oxford shall not be required to provide any audited financial statements for fiscal years prior to 2013), and (B) such other information regarding the Business, Oxford and the Target Companies as may be reasonably requested by Cambridge, the Financing Sources or their respective agents to prepare customary bank information memoranda, lender and investor presentations, offering memoranda and private placement memoranda (including under Rule 144A under the Securities Act), and registration statements and prospectuses (including on Form S-1) under the Securities Act, including (x) customary “management’s discussion and analysis of financial condition and results of operations” disclosure regarding the Business and (y) such other information and data as are otherwise reasonably necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in this clause (i), including as to customary negative assurance and change period comfort and other materials in connection with a syndicated bank financing or other debt offering in connection with the Financing (including information reasonably requested by such Persons so as to permit Cambridge to prepare the “Projections” contemplated by the Commitment Letter) (all information required to be delivered pursuant to this clause (i) being referred to collectively as the “Required Information”);

14.                               Section 7.20(e) is hereby amended and restated in its entirety to read as follows:

Oxford shall use commercially reasonable efforts prior to the Closing Date to assist Cambridge in the preparation of an application to list the Convertible Bonds on a “recognised stock exchange” within the meaning of section 1005 of the Income Tax Act 2007 so that such application may be made by Holdco on or after the Closing Date, with effectiveness reasonably expected on or as soon as practicable after the Closing Date and in any event prior to the first interest payment date under the Convertible Bonds after the Closing Date.

15.                               Section 7.20(h) is hereby amended and restated in its entirety to read as follows:

If, at any time after the Closing Date and prior to March 31, 2017, the Convertible Bonds may be redeemed in accordance with Clause 7(b) of the Conditions, Holdco shall use commercially reasonable efforts to redeem the Convertible Bonds in accordance with Clause 7(b). If the Convertible Bonds are called for redemption, on the Optional Redemption Date (as defined in the Convertible Bond Trust Deed) Holdco shall issue to Oxford (i) the Adjusted Convertible Bond Share Reduction Amount minus (ii) the number of shares of Holdco Common Stock equal to the aggregate amount of interest paid or payable on the Convertible Bonds after the Closing Date through the Optional Redemption Date divided by the volume weighted average price per share of Holdco Common Stock on the NYSE for the ten (10) consecutive trading days ending upon and including the third (3rd) trading day immediately prior to the Optional Redemption Date as calculated by Bloomberg Financial LP under the function “VWAP”.

16.                               Article VII is hereby amended by appending a new Section 7.36 thereto which reads in its entirety as follows:

Section 7.36.  Texam.  In the event that, prior to January 1, 2022, Oxford commences the development of any project on the real property owned by Texam Holdings LLC or any of its Subsidiaries as of the date hereof, Oxford shall deliver written notice thereof, including a reasonable description of the project, to Holdco.  Holdco shall have the right (but not the obligation), exercisable by written notice to Oxford no later than 60 days following Holdco’s receipt of Oxford’s notice, to participate in such project on the same economic terms as Oxford (after giving effect to all expenses incurred by Oxford and its Subsidiaries in respect of such project prior to the commencement of Holdco’s participation therein); provided that Oxford shall retain a 55% interest in such project and Holdco shall obtain a 45% interest. If Oxford does not commence the development of a project on the real property owned by Texam Holdings LLC or any of its Subsidiaries as of the date hereof prior to January 1, 2022 for which Holdco is provided the participation right as described above, Holdco shall have the option to acquire such real estate on January 1, 2022 for its fair market value as of January 1, 2022 as agreed to by Oxford and Holdco or failing such agreement as determined by a third party appraisal process reasonably satisfactory to Oxford and Holdco.

17.                               Article VII is hereby amended by appending a new Section 7.37 thereto which reads in its entirety as follows:

Section 7.37                             Transition Services Agreement.  Each of Cambridge and Oxford agrees to consider in good faith any reasonable request by the other party to enter into a transition services agreement at the closing, provided such agreement has a term no longer than six months and would otherwise be on terms and conditions satisfactory to each such party, in its sole discretion.

18.                               Section 8.2(e) is hereby amended and restated in its entirety to read as follows:

any claims or any proceedings by or on behalf of any holder of Convertible Bonds relating to, arising out of or in connection with the Transactions, including the provisions relating to the Convertible Bonds set forth in Section 7.20; and

19.                               Section 9.1 is hereby amended and restated in its entirety to read as follows:

All Transfer Taxes and related out-of-pocket expenses, if any, arising out of or in connection with the Transactions shall be borne by Holdco, provided that any Transfer Taxes and related out-of-pocket expenses required to be paid by Holdco arising out of or in connection with the transactions referred to in Sections 7.20(b), (d), (e) and (h) shall be borne by Oxford. The Party that is required under applicable Laws to file Tax Returns with respect to all such Transfer Taxes shall prepare and file all such necessary Tax Returns with respect to all such Transfer Taxes, promptly provide the other Parties such Tax Returns and any related documentation and, to the extent required by applicable Law, Oxford, Cambridge and Holdco shall, and shall cause their respective Affiliates to, join in the preparation and execution of any such Tax Returns. To the extent Oxford or any of its Affiliates files such Tax Returns with respect to Transfer Taxes and pays such Transfer Taxes, Holdco shall indemnify and hold harmless and, within ten (10) days of a written request therefor, reimburse such Person for all such Transfer Taxes and any out-of-pocket expenses incurred in connection with the preparation and filing of such Tax Returns.

20.                               Section 9.3(a)(x) is hereby amended and restated in its entirety to read as follows:

any Taxes or Losses resulting from the failure of the Midwestern Disaster Relief Revenue Bonds, Series 2012 to qualify as tax-exempt bonds;

21.                               Section 10.1(d) is hereby amended and restated in its entirety to read as follows:

The waiting periods and approvals applicable to the consummation of the Transactions under the HSR Act, European Merger Regulation and Turkish Competition Authority (Rekabet Kurumu) shall have expired, been terminated or been obtained, as applicable, in each case without the imposition of a Burdensome Condition.

22.                               Section 10.1(e) is hereby amended and restated in its entirety to read as follows:

The Committee on Foreign Investment in the United States shall have concluded all action under any review or investigation of the Transactions under the DPA, having determined that the Transactions do not constitute a “covered transaction” pursuant to the DPA or that there are no unresolved national security concerns, or the President of the United States of America shall have determined not to take action authorized by the DPA with respect to the Transactions.

23.                               Section 10.1(m) is hereby amended and restated in its entirety to read as follows:

Steps I-XIII of the Restructuring Steps Plan shall have been completed in all material respects in accordance with the terms and provisions of this Agreement.

24.                               Section 10.1(n) is hereby deleted in its entirety.

25.                               Section 10.2(f) is hereby amended and restated in its entirety to read as follows:

The Net Indebtedness of the Target Companies as of immediately prior to the Closing shall not be greater than two billion two hundred million dollars ($2,200,000,000).

26.                               Section 11.1(c)(i)(D) is hereby amended and restated in its entirety to read as follows:

Oxford shall have violated or breached in any material respect any of its material obligations under Section 7.4;

27.                               The reference in clause (y) of Section 11.2(b)(vii) to “Section 11.1(c)(ii)” is hereby amended and restated to read as follows:

Section 11.1(b)(iv)

28.                               The following definitions are hereby added to Article XIII:

“Adjusted Convertible Bond Share Reduction Amount” means the Convertible Bond Share Reduction Amount computed without regard to the components thereof specified in subclauses (a)(i) and (a)(iii) of the definition thereof.

“IFRS-IASB” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

29.                               The following definitions in Article XIII are hereby amended and restated in their entirety to read as follows:

“Convertible Bond Premium to Parity Value” means the value as of the Closing Date of a Convertible Bond in excess of the as converted value at the applicable conversion rate as of Closing Date expressed as an amount in U.S. dollars (at the then prevailing exchange rate) after giving effect to the Transactions and adjustments in relation thereto under Condition 6(m) of the Convertible Bonds.  For the avoidance of doubt, the Convertible Bond Premium to Parity Value shall in no event be less than $0.

“Net Indebtedness” means the Indebtedness of the Target Companies (other than any Indebtedness owed to any of the Oxford Companies after giving effect to the Restructuring and other than the “Project Financing” contemplated by the Firewater One Term Sheet incurred by Natgasoline) less the Target Companies Cash.

“Target Companies Cash” means all cash and cash equivalents of the Target Companies (other than Firewater One or any of its Subsidiaries), regardless of currency (with foreign currency translated to U.S. dollars at the then-current exchange rates); provided, however, that Target Companies Cash shall exclude (a) any cash or cash equivalents in the IFCo debt service reserve account, and (b) any cash or cash equivalents to the extent collateralizing letters of credit and cash subject to similar restrictions.

“Target Company Subsidiaries” means the Subsidiaries of the Purchased Companies set forth on Section 11(c) of the Oxford Disclosure Letter.

“Target Joint Ventures” means those joint ventures listed on Section 11(b) of the Oxford Disclosure Letter.

30.                               Section 4.18 of the Oxford Disclosure Letter is hereby amended and restated in its entirety to read as set forth in Annex A hereto.

31.                               The paragraph in the section of Exhibit B to the Combination Agreement labelled “Ownership Structure” is hereby amended and restated in its entirety to read as follows:

Oxford and Cambridge will own 55% and 45%, respectively, of Firewater One SARL (“Firewater One”), which in turn indirectly owns 100% of Natgasoline LLC, a Delaware limited liability company (“Natgasoline” and, together with all direct and indirect subsidiaries of Firewater One, the “Group”, and each a “Group Company”). Cambridge or its designee will acquire its 45% interest in Firewater One for the consideration provided for in, and subject to the terms and conditions of, the Combination Agreement.

32.                               Item 15 in the section of Exhibit B to the Combination Agreement labelled “Approval Rights” is hereby amended and restated in its entirety to read as follows:

Reserved;

33.                               The fourth paragraph in the section of Exhibit B to the Combination Agreement labelled “Exit Rights” is hereby amended and restated in its entirety to read as follows:

Tag Along.  Cambridge and Oxford shall have customary tag-along rights on any sale of any of a party’s interest in Firewater One by the other party of equity interests in Firewater One to an unaffiliated third party.

34.                               Combination Agreement in Full Force and Effect.  Except as expressly provided hereby, this Amendment shall not constitute a waiver or amendment of any term or condition of the Combination Agreement, or the documents delivered pursuant thereto, and all such terms and conditions shall remain in full force and effect and are hereby ratified and confirmed in all respects. Upon the execution hereof, this Amendment and the Combination Agreement shall constitute one agreement. The term “Agreement,” as used in the Agreement shall mean the Agreement as amended by this Amendment.

35.                               Counterparts; Effectiveness.  This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which, when taken together, shall constitute one and the same instrument. This Amendment shall become effective when each Party shall have received counterparts thereof signed and delivered by the other Parties. Signatures transmitted electronically shall be accepted as originals for all purposes of this Amendment.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ W. Anthony Will
Name: W. Anthony Will
Title: President and Chief Executive Officer

[Signature Page to Amendment to Combination Agreement]

DARWIN HOLDINGS LIMITED

By:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Director

[Signature Page to Amendment to Combination Agreement]

BEAGLE MERGER COMPANY LLC

By:	/s/ W. Anthony Will
Name: W. Anthony Will
Title: President and Chief Executive Officer

[Signature Page to Amendment to Combination Agreement]

OCI N.V.

By:	/s/ Salman Butt
Name: Salman Butt
Title: Group CFO

[Signature Page to Amendment to Combination Agreement]